

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

   Re: Adlai Nortye Ltd.
     Amendment No. 1 to Draft Registration Statement on Form F-1
     Submitted February 27, 2023
     CIK No. 0001944552

Dear Vicky Zhang:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 5 and we reissue in part. Please specify on the cover page that references to "we" and "our" cover both the ultimate holding company and the subsidiaries in the U.S. and mainland China that conduct daily operations, as you have stated in your response letter.

2. We note your response to our prior comment 6 and we reissue in part. Please further revise the cover page to address restrictions on your PRC subsidiary's ability to transfer funds, as disclosed elsewhere in the filing, and provide a cross-reference to the

consolidated financial statements. In this regard we note your statement that "there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in the United States and Hong Kong" but you have not addressed whether your PRC subsidiary may transfer funds to the Cayman Islands holding company.

Overview, page 1

3.   We note your response to our prior comment 7 specifying that AN0025's Phase 1b clinical trial is in France and the United States, and AN4005's clinical trial is in China and the United States. We also note your disclose on page 37 that you "may in the future conduct clinical trials for our drug candidates outside the U.S., including in Europe, Australia, China or other foreign jurisdictions." Please revise this risk factor to clarify that you are already conducting trials outside of the United States in China and France.

Our company history and team, page 4

4.   We note your response to our prior comment 14 and we reissue in part. To the extent you believe it is material to investors to highlight the name of specific large investors, which appears to be the case as you have included such name and statement in the Summary of the prospectus, please revise to make clear that prospective investors should not rely on the named investor's investment decision, that this investor may have different risk tolerances, and that the referenced financing was conducted at a significant discount to the IPO price, if true. In addition, we note that ATCG Holdings Limited is controlled by Mr. Hui Shao, one of the company's directors. Please clarify this on pages 4, 5, 105 and 106 where emphasis is placed on this investment.

Prospectus Summary
Our Strengths, page 4

5.   We note your response to our prior comment 11 and we reissue the comment. Please revise statements throughout your prospectus to eliminate conclusions or predictions that the candidates are safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw such conclusions. In this regard, we note your disclosures on page 4 stating that AN2025 demonstrated promising efficacy and safety data.

6.   We note your response to our prior comment 15 and we reissue in part. Please specify the non-death types of Serious Adverse Effects (SAEs). In this regard, we note that the AN2025 plus paclitaxel group was 10% higher than the placebo group for non-death SAEs.

Prospectus Summary

Conventions that apply to this prospectus, page 13

7.   We note your response to our prior comment 17 and we reissue in part. Please clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

Business

License and collaboration agreements, page 132

8.   We note the supplemental analysis provided in response to our prior comment 23; however, we are unable to agree with your conclusion that the referenced agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Your response letter indicates that the Roche and MSD agreements are strictly supply agreements; however, your disclosure both in the Summary and Business sections indicates otherwise. In addition, your collaboration agreement with Biotime has been your only source of revenue to date and includes potential future payments that would appear to be material to the company. Please either file each of these agreements as exhibits or provide further analysis supporting your position that such filing is not required.

Collaboration Agreement with Roche, page 134

9.   We note your response to our prior comment 22 and your statement that "as of January 19, 2023" you had not entered into a CSA Supplement with Roche that requires you to pay for the supplied atezolizumab. Please revise to provide this statement as of the latest practicable date or provide the statement as of the date of the prospectus.

Principal Shareholders, page 169

10.   We note your response to our prior comment 26 and we reissue in part. You have now disclosed that Industrial and Commercial Bank of China Limited (ICBC) controls the voting and/or dispositive power with respect to the shares owned UNIQUE MARK VENTURES LIMITED. Please revise your disclosure in footnote 6 on page 169 to clarify that ICBC is a PRC state-owned bank and to state whether any individual exercises investment and/or voting control over the securities held by UNIQUE MARK VENTURES LIMITED. In this regard, we note your statement that the asset management department of ICBC exercises voting power over the shares. To the extent voting and investment decisions in the department are made jointly by three or more individuals, please so state, providing support for your belief that no individual is required to be named.

History of share capital, page 179

11.   We note the revision related to our prior comment 27. Please further revise to describe the nature of the relationship between Mr. Lu and Lucy Zhang's father and the nature of or

Vicky Zhang
Adlai Nortye Ltd.
March 13, 2023
Page 4

reason(s) for the loan facility between the two. Please also address any related-party considerations as it relates to your financial statements and related disclosures.

Notes to the Consolidated Financial Statements
12. Financial Assets at FVTPL, page F-34

12.   We note your response to prior comment 31 and the revisions made to the fair value disclosures on pages F-49 and F-50. Your current disclosure in Note 12 does not adequately explain the nature and terms of these financial assets. As previously requested, please revise your disclosure to clearly describe the nature and significant terms of these products as well as any related risks. For example, clarify whether your wealth management product is an investment in a mutual fund and if so, the types of underlying investments in which the fund invests. As it relates to your dual currency structured deposit, clarify whether this is a compound instrument which combines a traditional bank deposit with a foreign currency derivative and discuss the significant terms.

General

13.   Please revise throughout where you discuss the Holding Foreign Companies Accountable Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ke Geng